June 11, 2012

Via EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	General Growth Properties, Inc.
Form 10-K for the year ended December 31, 2011 (the “10-K”) Filed February 29, 2012 File No. 001-34948

Dear Mr. Woody:

I am writing on behalf of General Growth Properties, Inc. (the “Company”, “we”, or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your correspondence dated May 31, 2012.  The headings and page numbers below from the Company’s Annual Report on Form 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience I have reproduced your comments in this letter and included our responses directly below each comment.

Item 2. Properties, page 20

1.              We note your response to comment 4 that aggregate total tenant improvement costs is more meaningful.  When providing such aggregate disclosure, please also disclose the total square footage subject to the tenant improvement costs.

Response:  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the Company will disclose the aggregate total dollar amount of tenant improvement costs for the reporting period and the total square footage subject to the tenant improvement costs.

Item 6.  Selected Financial Data, Real Estate Net Operating Income, page 37

2.              We note your response to comment 6 that “other” revenues and “property management and other costs” primarily represent several items.  Please tell us the other components of these two line items and their proportion within the line items.

Response:  For the information of the Staff, the Company notes that “Other” revenues (which comprise less than 3% of the Company’s “Total revenues”) include the following for the year ended December 31, 2011, (1) parking revenue, (2) advertising and promotion revenue, (3) marketing revenue, and (4) other miscellaneous revenues.  Each of the components of “Other” revenue comprises approximately 25% of “Other” revenues (and therefore less than 1% of “Total revenues”).

For the information of the Staff, the Company notes that “Property management and other costs” (which comprise less than 10% of the Company’s “Total expenses”) includes the following for the year ended December 31, 2011, (1) home and regional office payroll costs (not property level payroll costs), (2) professional services and information technology costs, and (3) other miscellaneous costs, including home office and regional office rent. Each of the components of “Property management and other costs” comprises approximately one-third of “Property management and other costs” (and therefore less than 3% of “Total expenses”).

Management’s Discussion and Analysis, page 39

3.              It is not clear from your response to comment 8 if Core NOI will always represent same store NOI.  If not, please tell us how you will convey same store operating trends to investors in your future periodic reports.

Response:  The Company discusses Prorata Core NOI, which is currently in effect a “same store” presentation; however, Prorata Core NOI may not always represent “same store” NOI.  In such cases, we will disclose same store NOI in future periodic Exchange Act filings.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at 312-960-5044 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Michael Berman

Michael Berman
Chief Financial Officer